Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

NEWS

RiT TECHNOLOGIES BUILDS OUT PRESENCE IN AFRICA

Tel Aviv, Israel – December 6, 2011 – RiT Technologies (NASDAQ: RITT), the leading provider of intelligent infrastructure management (IIM) solutions, today announced that it has appointed Mr. Peter Leonard, a Johannesburg-based IT industry professional, to become its Country Sales Manager of South Africa. Mr. Leonard will be mandated with further developing RiT’s business in South Africa, a region whose rapid uptake of IT technologies makes it a land of opportunity for RiT’s industry-leading solutions.

RiT’s momentum in Africa has been building throughout the past year, beginning with sales to Botswana Telecommunications Corporation (BTC) and Vodafone Ghana, and followed by the signing of distribution/marketing agreements with Kenya’s Adwest Communications, Mart Network Solutions/Giganet Networking Solutions and Adcare. The establishment of a permanent local presence demonstrates RiT’s belief in the sales potential of this rapidly-growing region, and its commitment to become one of its significant players.

“Africa today is a land in transformation, and a key enabler of change is the ongoing overhaul of its communications and IT networks,” commented Eran Ayzik, RiT’s President and CEO. “Thousands of businesses are investing in new data centers and IT hubs, and their IT staffs are looking to build in intelligent infrastructure platforms. With a strong reputation, industry-leading solutions and an active local presence, RiT will be able to win more business, taking full advantage of the opportunity to make Africa into one of its strongest regions.”

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
+972-77-2707210
moti@rit.co.il